UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 000-56431

BYND CANNASOFT ENTERPRISES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On July 3, 2022, BYND Cannasoft Enterprises Inc. granted restricted stock units to two of its directors. These grants were reported in accordance with the rules and regulations of the Canadian Stock Exchange, as follows:

Name of Individual	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of RSU’s	Expiry Date	No. of RSUs/Options Granted in Past 12 Months

Harold Wolkin	Director	Y	19,277	July 3, 2023	Nil
Stefania Szabo	Director	Y	7,631	July 3, 2023	Nil

Total Number of RSUs proposed for acceptance: 26,908

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 10, 2022

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

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